UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

Shell plc

(Exact name of registrant as specified in its charter)

England and Wales

(State or other jurisdiction of incorporation or organization)

1-32575

(Commission File Number)

Shell Centre, London, SE1 7NA, United Kingdom

(Address of principal executive offices) (Zip Code)

Sean Ashley, Company Secretary

Tel No: 0044-20-7934-1234

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed:

☐	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2024.

☒	Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended December 31, 2024.

Section 2 – Resource Extraction Issuer Disclosure

Item 2.01        Resource Extraction Issuer Disclosure and Report

Shell plc (the registrant) is relying on the alternative reporting provision of Item 2.01(c).

The attached Report on Payments to Governments provides a consolidated overview of the payments to governments made by Shell plc and its subsidiary undertakings. The report was prepared in accordance with the UK’s Reports on Payments to Governments Regulations 2014 (as amended in December 2015).

The Report on Payments to Governments for the year 2024 was submitted to the Financial Conduct Authority National Storage Mechanism and is available for inspection at data.fca.org.uk/#/nsm/nationalstoragemechanism. It is also available on the Shell website at https://www.shell.com/sustainability/our-approach/tax-transparency/payments-to-governments.html.

The payment disclosure required by Form SD is included as Exhibit 2.01 to this Form SD.

Section 3 – Exhibits

Item 3.01.        Exhibits

The following exhibit is submitted as part of this report.

Exhibit 2.01 – Shell plc Report on Payments to Governments for the year 2024.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Shell plc

(Registrant)

/s/ Sinead Gorman	July 24, 2025
Name: Sinead Gorman	(Date)
Title: Chief Financial Officer

Exhibit 2.01

Basis for preparation – Report on Payments to Governments for the year 2024

This Report provides a consolidated overview of the payments to governments made by Shell plc and its subsidiary undertakings (hereinafter referred to as “Shell”) for the year 2024 as required under the UK’s Reports on Payments to Governments Regulations 2014 (as amended in December 2015). These UK Regulations enact domestic rules in line with Directive 2013/34/EU (the EU Accounting Directive (2013)) and apply to large UK incorporated companies like Shell that are involved in the exploration, prospection, discovery, development and extraction of minerals, oil, natural gas deposits or other materials. This Report is also filed with the National Storage Mechanism (https://data.fca.org.uk/#/nsm/nationalstoragemechanism) intended to satisfy the requirements of the Disclosure Guidance and Transparency Rules of the Financial Conduct Authority in the United Kingdom. This Report is also published pursuant to article 5:25e of the Dutch FMSA (Wft) and is furnished with the US Securities and Exchange Commission (“SEC”) according to Section 13(q) under the US Securities Exchange Act of 1934.

This Report is available for download from www.shell.com/payments.

Legislation

This Report is prepared in accordance with The Reports on Payments to Governments Regulations 2014 as enacted in the UK in December 2014 and as amended in December 2015.

Reporting entities

This Report includes payments to governments made by Shell plc and its subsidiary undertakings (Shell). Payments made by entities where Shell has joint control are excluded from this Report.

Activities

Payments made by Shell to governments arising from activities involving the exploration, prospection, discovery, development and extraction of minerals, oil and natural gas deposits or other materials (extractive activities) are disclosed in this Report. It excludes payments related to refining, natural gas liquefaction or gas-to-liquids activities. For a fully integrated project, which does not have an interim contractual cut-off point where a value can be attached or ascribed separately to the extractive activities and to other processing activities, payments to governments are not artificially split but are disclosed in full.

Government

Government includes any national, regional or local authority of a country, and includes a department, agency or entity that is a subsidiary of a government, including a national oil company.

Project

Payments are reported at project level, except those payments that are not attributable to a specific project which are reported at entity level. Project is defined as operational activities which are governed by a single contract, licence, lease, concession or similar legal agreement, and form the basis for payment liabilities with a government. If such agreements are substantially interconnected, those agreements are to be treated as a single project.

“Substantially interconnected” means forming a set of operationally and geographically integrated contracts, licences, leases or concessions or related agreements with substantially similar terms that are signed with a government giving rise to payment liabilities. Such agreements can be governed by a single contract, joint venture, production sharing agreement or other overarching legal agreement. Indicators of integration include, but are not limited to, geographic proximity, the use of shared infrastructure and common operational management.

Payment

The information is reported under the following payment types:

Production entitlements

These are the host government’s share of production in the reporting period derived from projects operated by Shell. This includes the government’s share as a sovereign entity or through its participation as an equity or interest holder in projects within its sovereign jurisdiction (home country). Production entitlements arising from activities or interests outside of its home country are excluded.

In certain contractual arrangements, typically a production sharing contract, a government through its participation interest may contribute funding of capital and operating expenditure to projects, from which it derives production entitlement to cover such funding (cost recovery). Such cost recovery production entitlement is included.

In situations where a government settles Shell’s income tax obligation on behalf of Shell by utilising its share of production entitlements (typically under a tax-paid concession), such amount will be deducted from the reported production entitlement.

Taxes

These are taxes paid by Shell on its income, profits or production (which include resource severance tax and petroleum resource rent tax), including those settled by a government on behalf of Shell under a tax-paid concession. Payments are reported net of refunds. Consumption taxes, personal income taxes, sales taxes, property and environmental taxes are excluded.

Royalties

These are payments for the rights to extract oil and gas resources, typically at a set percentage of revenue less any deductions that may be taken.

Dividends

These are dividend payments other than dividends paid to a government as an ordinary shareholder of an entity unless paid in lieu of production entitlements or royalties. For the year ended December 31, 2024, there were no reportable dividend payments to a government.

2               Shell Report on Payments to Governments for the year 2024

Bonuses

These are payments for bonuses. These are usually paid upon signing an agreement or a contract, or when a commercial discovery is declared, or production has commenced, or production has reached a milestone.

Licence fees, rental fees, entry fees and other considerations for licences and/or concessions

These are fees and other sums paid as consideration for acquiring a licence for gaining access to an area where extractive activities are performed. Administrative government fees that are not specifically related to the extractive sector, or to access to extractive resources, are excluded. Also excluded are payments made in return for services provided by a government.

Infrastructure improvements

These are payments which relate to the construction of infrastructure (road, bridge or rail) not substantially dedicated for the use of extractive activities. Payments which are a social investment in nature, for example building of a school or hospital, are excluded.

Other

Operatorship

When Shell makes a payment directly to a government arising from a project, regardless of whether Shell is the operator, the full amount paid is disclosed even where Shell as the operator is proportionally reimbursed by its non-operating venture partners through a partner billing process (cash-call).

When a national oil company is the operator of a project to whom Shell makes a reportable payment, which is distinguishable in the cash-call, it is included in this Report.

Cash and in-kind payments

Payments are reported on a cash basis. In-kind payments are converted to an equivalent cash value based on the most appropriate and relevant valuation method for each payment, which can be at cost or market value, or such value as stated in the contract. In-kind payments are reported in both volumes and the equivalent cash value.

Materiality level

For each payment type, total payments below £86,000 to a government are excluded from this Report.

Exchange rate

Payments made in currencies other than US dollars are translated for this Report based on the foreign exchange rate at the relevant quarterly average rate.

3               Shell Report on Payments to Governments for the year 2024

Report on Payments to Governments [1]

Summary report (in USD)
Countries	Production entitlements	Taxes	Royalties	Bonuses	Fees	Infrastructure improvements	Total
Europe
Germany	–	243,935,441	–	–	–	–	243,935,441
Italy	–	4,128,063	74,213,782	–	80,220,786	–	158,562,631
Norway	2,083,221,642	1,300,962,023	–	–	122,391	–	3,384,306,056
United Kingdom	–	-16,649,747	–	–	11,483,529	–	-5,166,218
Asia
Brunei	3,983,642	44,229,620	8,660,091	–	–	–	56,873,353
China	–	10,343,616	–	–	–	–	10,343,616
India	–	-17,715,638	–	–	–	–	-17,715,638
Kazakhstan	–	242,741,780	–	–	–	–	242,741,780
Malaysia	2,317,002,807	305,924,901	500,008,822	–	–	–	3,122,936,530
Middle East
Oman	633,711,368	3,954,062,451	–	–	900,000	–	4,588,673,819
Qatar	1,801,453,896	1,507,244,066	–	–	30,538,723	–	3,339,236,685
Oceania
Australia	–	1,277,737,693	468,579,450	–	13,412,457	266,428	1,759,996,028
Africa
Egypt	–	41,164,348	–	1,836,435	–	–	43,000,783
Nigeria	3,804,949,166	648,734,398	780,231,463	–	102,925,166	–	5,336,840,193
Sao Tome and Principe	–	–	–	1,300,000	–	–	1,300,000
Tanzania	–	–	–	–	140,000	–	140,000
Tunisia	–	24,904,580	4,941,633	–	–	–	29,846,213
North America
Canada	–	172,567,072	4,697,991	–	1,423,783	–	178,688,846
Mexico	–	–	–	–	21,527,002	–	21,527,002
USA	–	53,238,500	1,187,594,021	–	80,678,527	860,822	1,322,371,870
South America
Argentina	53,082,051	1,984,309	143,969,668	–	123,276	–	199,159,304
Brazil	327,688,819	656,740,954	1,147,687,680	9,540,351	1,556,282,443	–	3,697,940,247
Colombia	–	–	–	–	489,880	–	489,880
Trinidad and Tobago	362,690,585	561,771	2,210,566	300,000	13,719,070	–	379,481,992
Total	11,387,783,976	10,456,840,201	4,322,795,167	12,976,786	1,913,987,033	1,127,250	28,095,510,413

[1]	The figures in this Report are rounded.

4               Shell Report on Payments to Governments for the year 2024

Germany

Government report (in USD) [1]
	Production entitlements	Taxes	Royalties	Bonuses	Fees	Infrastructure improvements	Total
Governments
FEDERAL CENTRAL TAX OFFICE	–	294,891,077	–	–	–	–	294,891,077
MUNICIPALITY OF COLOGNE	–	-2,763,591	–	–	–	–	-2,763,591
MUNICIPALITY OF DINSLAKEN	–	-386,534	–	–	–	–	-386,534
MUNICIPALITY OF GELSENKIRCHEN	–	-483,145	–	–	–	–	-483,145
MUNICIPALITY OF OSTSTEINBEK	–	584,685	–	–	–	–	584,685
MUNICIPALITY OF WESSELING	–	-3,943,262	–	–	–	–	-3,943,262
TAX AUTHORITY HAMBURG	–	-43,963,789	–	–	–	–	-43,963,789
Total	–	243,935,441	–	–	–	–	243,935,441

Project report (in USD)
	Production entitlements	Taxes	Royalties	Bonuses	Fees	Infrastructure improvements	Total
Entity level payment
DEUTSCHE SHELL HOLDING GmbH	–	243,935,441	–	–	–	–	243,935,441
Total	–	243,935,441	–	–	–	–	243,935,441

[1]	For the definitions of any terms used in this chart (e.g. activities and payment types), please refer to pages 2-3 of this Report.

5               Shell Report on Payments to Governments for the year 2024

Italy

Government report (in USD) [1]
	Production entitlements	Taxes	Royalties	Bonuses	Fees	Infrastructure improvements	Total
Governments
CALVELLO MUNICIPALITY	–	–	884,083	–	–	–	884,083
CORLETO PERTICARA MUNICIPALITY	–	–	1,964,671	–	–	–	1,964,671
GORGOGLIONE MUNICIPALITY	–	–	302,257	–	–	–	302,257
GRUMENTO NOVA MUNICIPALITY	–	–	505,190	–	–	–	505,190
MARSICO NUOVO MUNICIPALITY	–	–	378,893	–	–	–	378,893
MARSICOVETERE MUNICIPALITY	–	–	126,298	–	–	–	126,298
MONTEMURRO MUNICIPALITY	–	–	126,298	–	–	–	126,298
REGIONE BASILICATA	–	–	44,157,199	–	79,302,465	–	123,459,664
TESORERIA PROVINICIALE DELLO STATO	–	4,128,063	22,264,135	–	718,305	–	27,110,503
VIGGIANO MUNICIPALITY	–	–	3,504,758	–	200,016	–	3,704,774
Total	–	4,128,063	74,213,782	–	80,220,786	–	158,562,631

Project report (in USD)
	Production entitlements	Taxes	Royalties	Bonuses	Fees	Infrastructure improvements	Total
Projects
ITALY UPSTREAM ASSET	–	4,128,063	74,213,782	–	80,220,786	–	158,562,631
Total	–	4,128,063	74,213,782	–	80,220,786	–	158,562,631

[1]	For the definitions of any terms used in this chart (e.g. activities and payment types), please refer to pages 2-3 of this Report.

6               Shell Report on Payments to Governments for the year 2024

Norway

Government report (in USD) [1]
	Production entitlements		Taxes	Royalties	Bonuses	Fees	Infrastructure improvements	Total
Governments
EQUINOR ASA	853,946,278	[A]	–	–	–	–	–	853,946,278
PETORO AS	1,229,275,364	[B]	–	–	–	–	–	1,229,275,364
SKATTEETATEN	–		1,300,962,023	–	–	–	–	1,300,962,023
SOKKELDIREKTORATET	–		–	–	–	122,391	–	122,391
Total	2,083,221,642		1,300,962,023	–	–	122,391	–	3,384,306,056

Project report (in USD)
	Production entitlements		Taxes	Royalties	Bonuses	Fees	Infrastructure improvements	Total
Projects
ORMEN LANGE	2,083,221,642	[C]	–	–	–	–	–	2,083,221,642
Entity level payment
A/S NORSKE SHELL	—		1,300,962,023	–	–	122,391	–	1,301,084,414
Total	2,083,221,642		1,300,962,023	–	–	122,391	–	3,384,306,056

[1]	For the definitions of any terms used in this chart (e.g. activities and payment types), please refer to pages 2-3 of this Report.
[A]	Includes payment in kind of $853,946,278 for 12,291 thousand barrels of oil equivalent (kboe) valuated at market price.
[B]	Includes payment in kind of $1,229,275,364 for 17,693 kboe valuated at market price.
[C]	Includes payment in kind of $2,083,221,642 for 29,984 kboe valuated at market price.

7               Shell Report on Payments to Governments for the year 2024

United Kingdom

Government report (in USD) [1]
	Production entitlements	Taxes	Royalties	Bonuses	Fees	Infrastructure improvements	Total
Governments
HM REVENUE AND CUSTOMS	–	-16,649,747	–	–	–	–	-16,649,747
NORTH SEA TRANSITION AUTHORITY	–	–	–	–	11,355,210	–	11,355,210
THE CROWN ESTATE SCOTLAND	–	–	–	–	128,319	–	128,319
Total	–	-16,649,747	–	–	11,483,529	–	-5,166,218

Project report (in USD)
	Production entitlements	Taxes	Royalties	Bonuses	Fees	Infrastructure improvements	Total
Projects
BRENT AND OTHER NORTHERN NORTH SEA PROJECTS	–	-32,113,820	–	–	563,325	–	-31,550,495
ONEGAS WEST	–	–	–	–	3,232,597	–	3,232,597
UK EXPLORATION PROJECTS	–	–	–	–	1,117,783	–	1,117,783
UK OFFSHORE OPERATED	–	–	–	–	2,119,313	–	2,119,313
WEST OF SHETLAND NON-OPERATED	–	–	–	–	1,076,456	–	1,076,456
Entity level payment
SHELL U.K. LIMITED	–	15,464,073	–	–	3,374,055	–	18,838,128
Total	–	-16,649,747	–	–	11,483,529	–	-5,166,218

[1]	For the definitions of any terms used in this chart (e.g. activities and payment types), please refer to pages 2-3 of this Report.

8               Shell Report on Payments to Governments for the year 2024

Brunei

Government report (in USD) [1]
	Production entitlements	Taxes	Royalties	Bonuses	Fees	Infrastructure improvements	Total
Governments
MINISTRY OF FINANCE AND ECONOMY	–	44,229,620	–	–	–	–	44,229,620
PETROLEUM AUTHORITY OF BRUNEI DARUSSALEM	3,983,642	–	8,660,091	–	–	–	12,643,733
Total	3,983,642	44,229,620	8,660,091	–	–	–	56,873,353

Project report (in USD)
	Production entitlements	Taxes	Royalties	Bonuses	Fees	Infrastructure improvements	Total
Entity level payment
SHELL DEEPWATER BORNEO B.V.	–	39,001,133	–	–	–	–	39,001,133
SHELL EXPLORATION AND PRODUCTION BRUNEI B.V.	3,983,642	5,228,487	8,660,091	–	–	–	17,872,220
Total	3,983,642	44,229,620	8,660,091	–	–	–	56,873,353

[1]	For the definitions of any terms used in this chart (e.g. activities and payment types), please refer to pages 2-3 of this Report.

9               Shell Report on Payments to Governments for the year 2024

China

Government report (in USD) [1]
	Production entitlements	Taxes	Royalties	Bonuses	Fees	Infrastructure improvements	Total
Governments
TIANJIN MUNICIPAL TAXATION BUREAU	–	5,911,867	–	–	–	–	5,911,867
YULIN MUNICIPAL TAXATION BUREAU	–	4,431,749	–	–	–	–	4,431,749
Total	–	10,343,616	–	–	–	–	10,343,616

Project report (in USD)
	Production entitlements	Taxes	Royalties	Bonuses	Fees	Infrastructure improvements	Total
Entity level payment
SHELL CHINA EXPLORATION AND PRODUCTION COMPANY LIMITED	–	10,343,616	–	–	–	–	10,343,616
Total	–	10,343,616	–	–	–	–	10,343,616

[1]	For the definitions of any terms used in this chart (e.g. activities and payment types), please refer to pages 2-3 of this Report.

10               Shell Report on Payments to Governments for the year 2024

India

Government report (in USD) [1]
	Production entitlements	Taxes	Royalties	Bonuses	Fees	Infrastructure improvements	Total
Governments
INCOME TAX DEPARTMENT	–	-17,715,638	–	–	–	–	-17,715,638
Total	–	-17,715,638	–	–	–	–	-17,715,638

Project report (in USD)
	Production entitlements	Taxes	Royalties	Bonuses	Fees	Infrastructure improvements	Total
Entity level payment
BG EXPLORATION AND PRODUCTION INDIA LIMITED	–	-17,715,638	–	–	–	–	-17,715,638
Total	–	-17,715,638	–	–	–	–	-17,715,638

[1]	For the definitions of any terms used in this chart (e.g. activities and payment types), please refer to pages 2-3 of this Report.

11               Shell Report on Payments to Governments for the year 2024

Kazakhstan

Government report (in USD) [1]
	Production entitlements	Taxes	Royalties	Bonuses	Fees	Infrastructure improvements	Total
Governments
WEST KAZAKHSTAN TAX COMMITTEE	–	242,741,780	–	–	–	–	242,741,780
Total	–	242,741,780	–	–	–	–	242,741,780

Project report (in USD)
	Production entitlements	Taxes	Royalties	Bonuses	Fees	Infrastructure improvements	Total
Projects
KARACHAGANAK	–	242,741,780	–	–	–	–	242,741,780
Total	–	242,741,780	–	–	–	–	242,741,780

[1]	For the definitions of any terms used in this chart (e.g. activities and payment types), please refer to pages 2-3 of this Report.

12               Shell Report on Payments to Governments for the year 2024

Malaysia

Government report (in USD) [1]
	Production entitlements		Taxes	Royalties		Bonuses	Fees	Infrastructure improvements	Total
Governments
BRUNEI NATIONAL PETROLEUM COMPANY SENDIRIAN BERHAD	301,048,915	[A]	–	–		–	–	–	301,048,915
LEMBAGA HASIL DALAM NEGERI	–		305,924,901	–		–	–	–	305,924,901
MALAYSIA FEDERAL AND STATE GOVERNMENTS	–		–	469,060,363	[B]	–	–	–	469,060,363
PETROLEUM SARAWAK EXPLORATION AND PRODUCTION SDN. BHD.	74,656,856	[C]	–	–		–	–	–	74,656,856
PETROLIAM NASIONAL BERHAD	990,078,563	[D]	–	30,948,459		–	–	–	1,021,027,022
PETRONAS CARIGALI SDN. BHD.	951,218,473	[E]	–	–		–	–	–	951,218,473
Total	2,317,002,807		305,924,901	500,008,822		–	–	–	3,122,936,530

Project report (in USD)
	Production entitlements		Taxes	Royalties		Bonuses	Fees	Infrastructure improvements	Total
Projects
SABAH GAS (NON-OPERATED)	–		16,208,714	3,017,327		–	–	–	19,226,041
SABAH INBOARD AND DEEPWATER OIL	1,435,194,825	[F]	158,435,164	303,452,674	[G]	–	–	–	1,897,082,663
SARAWAK OIL AND GAS	881,807,982	[H]	116,047,586	193,538,821	[I]	–	–	–	1,191,394,389
Entity level payment
SABAH SHELL PETROLEUM COMPANY LIMITED	–		4,502,043	–		–	–	–	4,502,043
SARAWAK SHELL BERHAD	–		3,394,907	–		–	–	–	3,394,907
SHELL ENERGY ASIA LIMITED	–		2,616,753	–		–	–	–	2,616,753
SHELL OIL AND GAS (MALAYSIA) LLC	–		595,653	–		–	–	–	595,653
SHELL SABAH SELATAN SENDRIAN BERHAD	–		4,124,081	–		–	–	–	4,124,081
Total	2,317,002,807		305,924,901	500,008,822		–	–	–	3,122,936,530

[1]	For the definitions of any terms used in this chart (e.g. activities and payment types), please refer to pages 2-3 of this Report.
[A]	Includes payment in kind of $301,048,915 for 3,355 thousand barrels of oil equivalent (kboe) valuated at market price.
[B]	Includes payment in kind of $342,702,511 for 3,909 kboe valuated at market price and $126,357,852 for 6,336 kboe valuated at fixed price.
[C]	Includes payment in kind of $59,554,178 for 3,011 kboe valuated at fixed price and $15,102,678 for 201 kboe valuated at market price.
[D]	Includes payment in kind of $783,520,240 for 8,933 kboe valuated at market price and $209,732,743 for 10,921 kboe valuated at fixed price.
[E]	Includes payment in kind of $624,146,940 for 7,163 kboe valuated at market price and $327,071,533 for 16,397 kboe valuated at fixed price.
[F]	Includes payment in kind of $1,435,194,825 for 15,977 kboe valuated at market price.
[G]	Includes payment in kind of $297,371,578 for 3,339 kboe valuated at market price.
[H]	Includes payment in kind of $596,358,454 for 30,329 kboe valuated at fixed price and $288,623,948 for 3,675 kboe valuated at market price.
[I]	Includes payment in kind of $126,357,852 for 6,336 kboe valuated at fixed price and $45,330,933 for 570 kboe valuated at market price.

13               Shell Report on Payments to Governments for the year 2024

Oman

Government report (in USD) [1]
	Production entitlements		Taxes	Royalties	Bonuses	Fees	Infrastructure improvements	Total
Governments
MINISTRY OF ENERGY AND MINERALS	633,711,368	[A]	–	–	–	–	–	633,711,368
MINISTRY OF FINANCE	–		3,954,062,451	–	–	900,000	–	3,954,962,451
Total	633,711,368		3,954,062,451	–	–	900,000	–	4,588,673,819

Project report (in USD)
	Production entitlements		Taxes	Royalties	Bonuses	Fees	Infrastructure improvements	Total
Projects
BLOCK 6 CONCESSION	–		3,954,062,451	–	–	–	–	3,954,062,451
BLOCK 10 CONCESSION	633,711,368	[A]	–	–	–	400,000	–	634,111,368
BLOCK 11 CONCESSION	–		–	–	–	250,000	–	250,000
BLOCK 55 CONCESSION	–		–	–	–	250,000	–	250,000
Total	633,711,368		3,954,062,451	–	–	900,000	–	4,588,673,819

[1]	For the definitions of any terms used in this chart (e.g. activities and payment types), please refer to pages 2-3 of this Report.
[A]	Includes payment in kind of $60,839,756 for 4,551 kboe valuated at fixed price and of $572,871,612 for 7,095 kboe valuated at the government's selling price.

14               Shell Report on Payments to Governments for the year 2024

Qatar

Government report (in USD) [1]
	Production entitlements	Taxes	Royalties	Bonuses	Fees	Infrastructure improvements	Total
Governments
QATARENERGY	1,801,453,896	1,507,244,066	–	–	30,538,723	–	3,339,236,685
Total	1,801,453,896	1,507,244,066	–	–	30,538,723	–	3,339,236,685

Project report (in USD)
	Production entitlements	Taxes	Royalties	Bonuses	Fees	Infrastructure improvements	Total
Projects
PEARL GTL	1,801,453,896	1,507,244,066	–	–	30,538,723	–	3,339,236,685
Total	1,801,453,896	1,507,244,066	–	–	30,538,723	–	3,339,236,685

[1]	For the definitions of any terms used in this chart (e.g. activities and payment types), please refer to pages 2-3 of this Report.

15               Shell Report on Payments to Governments for the year 2024

Australia

Government report (in USD) [1]
	Production entitlements	Taxes	Royalties	Bonuses	Fees	Infrastructure improvements	Total
Governments
AUSTRALIAN TAXATION OFFICE	–	1,277,737,693	–	–	–	–	1,277,737,693
BANANA SHIRE COUNCIL	–	–	–	–	217,920	–	217,920
FEDERAL DEPARTMENT OF INDUSTRY, SCIENCE AND RESOURCES	–	–	111,989,284	–	–	–	111,989,284
QUEENSLAND REVENUE OFFICE	–	–	356,590,166	–	–	–	356,590,166
QUEENSLAND DEPARTMENT OF ENVIRONMENT AND SCIENCE	–	–	–	–	935,554	–	935,554
QUEENSLAND DEPARTMENT OF NATURAL RESOURCES AND MINES	–	–	–	–	581,472	–	581,472
RESOURCES SAFETY AND HEALTH QUEENSLAND	–	–	–	–	1,359,992	–	1,359,992
WESTERN DOWNS REGIONAL COUNCIL	–	–	–	–	10,317,519	266,428	10,583,947
Total	–	1,277,737,693	468,579,450	–	13,412,457	266,428	1,759,996,028

Project report (in USD)
	Production entitlements	Taxes	Royalties	Bonuses	Fees	Infrastructure improvements	Total
Projects
NORTH WEST SHELF	–	–	111,989,284	–	–	–	111,989,284
QGC	–	583,570,540	356,590,166	–	13,412,457	266,428	953,839,591
Entity level payment
SHELL AUSTRALIA PTY LTD	–	694,167,153	–	–	–	–	694,167,153
Total	–	1,277,737,693	468,579,450	–	13,412,457	266,428	1,759,996,028

[1]	For the definitions of any terms used in this chart (e.g. activities and payment types), please refer to pages 2-3 of this Report.

16               Shell Report on Payments to Governments for the year 2024

Egypt

Government report (in USD) [1]
	Production entitlements	Taxes	Royalties	Bonuses	Fees	Infrastructure improvements	Total
Governments
EGYPTIAN GENERAL PETROLEUM CORPORATION	–	41,164,348	–	1,836,435	–	–	43,000,783
Total	–	41,164,348	–	1,836,435	–	–	43,000,783

Project report (in USD)
	Production entitlements	Taxes	Royalties	Bonuses	Fees	Infrastructure improvements	Total
Projects
EGYPT OFFSHORE DEVELOPMENT	–	41,164,348	–	540,000	–	–	41,704,348
Entity level payment
SHELL EGYPT N.V.	–	–	–	1,296,435	–	–	1,296,435
Total	–	41,164,348	–	1,836,435	–	–	43,000,783

[1]	For the definitions of any terms used in this chart (e.g. activities and payment types), please refer to pages 2-3 of this Report.

17               Shell Report on Payments to Governments for the year 2024

Nigeria

Government report (in USD) [1]
	Production entitlements		Taxes		Royalties		Bonuses	Fees	Infrastructure improvements	Total
Governments
FEDERAL INLAND REVENUE SERVICE	–		648,734,398	[A]	–		–	–	–	648,734,398
NATIONAL AGENCY FOR SCIENCE AND ENGINEERING INFRASTRUCTURE	–		–		–		–	3,931,917	–	3,931,917
NIGER DELTA DEVELOPMENT COMMISSION	–		–		–		–	97,260,899	–	97,260,899
NIGERIAN NATIONAL PETROLEUM CORPORATION	3,804,949,166	[B]	–		–		–	–	–	3,804,949,166
NIGERIAN UPSTREAM PETROLEUM REGULATORY COMMISSION	–		–		780,231,463	[C]	–	1,732,350	–	781,963,813
Total	3,804,949,166		648,734,398		780,231,463		–	102,925,166	–	5,336,840,193

Project report (in USD)
	Production entitlements		Taxes		Royalties		Bonuses	Fees	Infrastructure improvements	Total
Projects
EAST ASSET	1,300,681,939	[D]	–		–		–	–	–	1,300,681,939
PSC 1993 (OML 133)	–		136,652,153	[E]	–		–	–	–	136,652,153
PSC 1993 (OPL 212/OML 118, OPL 219/OML 135)	649,948,707	[F]	303,125,852	[G]	452,170,096	[H]	–	32,015,797	–	1,437,260,452
WEST ASSET	1,854,318,520	[I]	–		–		–	–	–	1,854,318,520
Entity level payment
SHELL NIGERIA EXPLORATION AND PRODUCTION COMPANY LIMITED			–		–		–	440,468	–	440,468
THE SHELL PETROLEUM DEVELOPMENT COMPANY OF NIGERIA LIMITED			208,956,393		328,061,367			70,468,901		607,486,661
Total	3,804,949,166		648,734,398		780,231,463		–	102,925,166	–	5,336,840,193

[1]	For the definitions of any terms used in this chart (e.g. activities and payment types), please refer to pages 2-3 of this Report.
[A]	Includes payment in kind of $439,778,005 for 5,293 kboe valuated at market price.
[B]	Includes payment in kind of $3,804,949,166 for 80,289 kboe valuated at market price.
[C]	Includes payment in kind of $452,170,096 for 5,432 kboe valuated at market price.
[D]	Includes payment in kind of $1,300,681,939 for 49,766 kboe valuated at market price.
[E]	Includes payment in kind of $136,652,153 for 1,654 kboe valuated at market price.
[F]	Includes payment in kind of $649,948,707 for 7,916 kboe valuated at market price.
[G]	Includes payment in kind of $303,125,852 for 3,639 kboe valuated at market price.
[H]	Includes payment in kind of $452,170,096 for 5,432 kboe valuated at market price.
[I]	Includes payment in kind of $1,854,318,520 for 22,607 kboe valuated at market price.

18               Shell Report on Payments to Governments for the year 2024

Sao Tome and Principe

	Government report (in USD) [1]
	Production entitlements	Taxes	Royalties	Bonuses	Fees	Infrastructure improvements	Total
Governments
AGÊNCIA NACIONAL DO PETRÓLEO DE SÃO TOMÉ E PRÍNCIPE	–	–	–	1,300,000	–	–	1,300,000
Total	–	–	–	1,300,000	–	–	1,300,000

	Project report (in USD)
	Production entitlements	Taxes	Royalties	Bonuses	Fees	Infrastructure improvements	Total
Projects
DW BLOCK 4	–	–	–	1,300,000	–	–	1,300,000
Total	–	–	–	1,300,000	–	–	1,300,000

[1]	For the definitions of any terms used in this chart (e.g. activities and payment types), please refer to pages 2-3 of this Report.

19               Shell Report on Payments to Governments for the year 2024

Tanzania

	Government report (in USD) [1]
	Production entitlements	Taxes	Royalties	Bonuses	Fees	Infrastructure improvements	Total
Governments
PETROLEUM UPSTREAM REGULATORY AUTHORITY	–	–	–	–	140,000	–	140,000
Total	–	–	–	–	140,000	–	140,000

	Project report (in USD)
	Production entitlements	Taxes	Royalties	Bonuses	Fees	Infrastructure improvements	Total
Projects
BLOCK 1 AND 4	–	–	–	–	140,000	–	140,000
Total	–	–	–	–	140,000	–	140,000

[1]	For the definitions of any terms used in this chart (e.g. activities and payment types), please refer to pages 2-3 of this Report.

20               Shell Report on Payments to Governments for the year 2024

Tunisia

	Government report (in USD) [1]
	Production entitlements	Taxes	Royalties		Bonuses	Fees	Infrastructure improvements	Total
Governments
ENTREPRISE TUNISIENNE D'ACTIVITÉS PÉTROLIÈRES	–	–	2,140,627	[A]	–	–	–	2,140,627
LE RECEVEUR DES FINANCES DU LAC	–	24,904,580	2,801,006		–	–	–	27,705,586
Total	–	24,904,580	4,941,633		–	–	–	29,846,213

	Project report (in USD)
	Production entitlements	Taxes	Royalties		Bonuses	Fees	Infrastructure improvements	Total
Projects
HASDRUBAL CONCESSION	–	24,904,580	4,941,633	[A]	–	–	–	29,846,213
Total	–	24,904,580	4,941,633		–	–	–	29,846,213

[1]	For the definitions of any terms used in this chart (e.g. activities and payment types), please refer to pages 2-3 of this Report.
[A]	Includes payment in kind of $2,140,627 for 37 kboe valuated at market price.

21               Shell Report on Payments to Governments for the year 2024

Canada

Government report (in USD) [1]
	Production entitlements	Taxes	Royalties	Bonuses	Fees	Infrastructure improvements	Total
Governments
GOVERNMENT OF ALBERTA	–	–	656,638	–	119,099	–	775,737
MINISTRY OF FINANCE (BRITISH COLUMBIA)	–	–	2,915,313	–	625,526	–	3,540,839
MINISTRY OF JOBS, ECONOMIC DEVELOPMENT AND INNOVATION (BRITISH COLUMBIA)	–	–	–	–	679,158	–	679,158
PROVINCIAL TREASURER OF ALBERTA	–	60,864,405	–	–	–	–	60,864,405
RECEIVER GENERAL FOR CANADA	–	111,702,667	1,126,040	–	–	–	112,828,707
Total	–	172,567,072	4,697,991	–	1,423,783	–	178,688,846

Project report (in USD)
	Production entitlements	Taxes	Royalties	Bonuses	Fees	Infrastructure improvements	Total
Projects
ATHABASCA OIL SANDS	–	172,567,072	–	–	–	–	172,567,072
FOOTHILLS	–	–	1,126,040	–	–	–	1,126,040
GREATER DEEP BASIN	–	–	656,638	–	119,099	–	775,737
GROUNDBIRCH	–	–	2,915,313	–	1,304,684	–	4,219,997
Total	–	172,567,072	4,697,991	–	1,423,783	–	178,688,846

[1]	For the definitions of any terms used in this chart (e.g. activities and payment types), please refer to pages 2-3 of this Report.

22               Shell Report on Payments to Governments for the year 2024

Mexico

Government report (in USD) [1]
	Production entitlements	Taxes	Royalties	Bonuses	Fees	Infrastructure improvements	Total
Governments
FONDO MEXICANO DEL PETRÓLEO PARA LA ESTABILIZACIÓN Y EL DESARROLLO	–	–	–	–	17,154,483	–	17,154,483
SERVICIO DE ADMINISTRACIÓN TRIBUTARIA	–	–	–	–	4,372,519	–	4,372,519
Total	–	–	–	–	21,527,002	–	21,527,002

Project report (in USD)
	Production entitlements	Taxes	Royalties	Bonuses	Fees	Infrastructure improvements	Total
Entity level payment
MEXICO EXPLORATION DEEPWATER	–	–	–	–	21,527,002	–	21,527,002
Total	–	–	–	–	21,527,002	–	21,527,002

[1]	For the definitions of any terms used in this chart (e.g. activities and payment types), please refer to pages 1-3 of the Report.

23               Shell Report on Payments to Governments for the year 2024

USA

Government report (in USD) [1]
	Production entitlements	Taxes	Royalties	Bonuses	Fees	Infrastructure improvements	Total
Governments
ALASKA DEPARTMENT OF NATURAL RESOURCES	–	–	–	–	243,408	–	243,408
COMMONWEALTH OF PENNSYLVANIA	–	-400,000	–	–	–	–	-400,000
INTERNAL REVENUE SERVICE	–	53,638,500	–	–	–	–	53,638,500
LOUISIANA DEPARTMENT OF TRANSPORTATION AND DEVELOPMENT	–	–	–	–	–	860,822	860,822
OFFICE OF NATURAL RESOURCES REVENUE	–	–	1,187,594,021	–	80,435,119	–	1,268,029,140
Total	–	53,238,500	1,187,594,021	–	80,678,527	860,822	1,322,371,870

Project report (in USD)
	Production entitlements	Taxes	Royalties	Bonuses	Fees	Infrastructure improvements	Total
Projects
ALASKA EXPLORATION	–	–	–	–	243,408	–	243,408
GULF OF AMERICA (CENTRAL)	–	–	1,076,187,269	–	282,312	–	1,076,469,581
GULF OF AMERICA (WEST)	–	–	111,406,752	–	126,720	–	111,533,472
GULF OF AMERICA EXPLORATION	–	–	–	–	80,026,087	–	80,026,087
Entity level payment
SHELL EXPLORATION AND PRODUCTION COMPANY	–	-400,000	–	–	–	–	-400,000
SHELL OFFSHORE INC.	–	–	–	–	–	860,822	860,822
SHELL PETROLEUM INC.	–	53,638,500	–	–	–	–	53,638,500
Total	–	53,238,500	1,187,594,021	–	80,678,527	860,822	1,322,371,870

[1]	For the definitions of any terms used in this chart (e.g. activities and payment types), please refer to pages 2-3 of this Report.

24               Shell Report on Payments to Governments for the year 2024

Argentina

Government report (in USD) [1]
	Production entitlements		Taxes	Royalties	Bonuses	Fees	Infrastructure improvements	Total
Governments
AGENCIA DE RECAUDACIÓN Y CONTROL ADUANERO	–		1,984,309	–	–	–	–	1,984,309
GAS Y PETRÓLEO DEL NEUQUÉN S.A.	53,082,051	[A]	–	–	–	–	–	53,082,051
PROVINCIA DE SALTA	–		–	2,475,819	–	–	–	2,475,819
PROVINCIA DEL NEUQUÉN	–		–	141,493,849	–	123,276	–	141,617,125
Total	53,082,051		1,984,309	143,969,668	–	123,276	–	199,159,304

Project report (in USD)
	Production entitlements		Taxes	Royalties	Bonuses	Fees	Infrastructure improvements	Total
Projects
ACAMBUCO	–		–	2,475,819	–	–	–	2,475,819
ARGENTINA UNCONVENTIONAL PROJECTS	53,082,051	[A]	1,984,309	141,493,849	–	123,276	–	196,683,485
Total	53,082,051		1,984,309	143,969,668	–	123,276	–	199,159,304

[1]	For the definitions of any terms used in this chart (e.g. activities and payment types), please refer to pages 2-3 of this Report.
[A]	Includes payment in kind of $53,082,051 for 785 kboe valuated at market price.

25               Shell Report on Payments to Governments for the year 2024

Brazil

Government report (in USD) [1]
	Production entitlements		Taxes	Royalties	Bonuses	Fees	Infrastructure improvements	Total
Governments
AGÊNCIA NACIONAL DO PETRÓLEO GÁS NATURAL E BIOCOMBUSTÍVEIS	–		–	–	9,540,351	–	–	9,540,351
MINISTÉRIO DA FAZENDA	–		–	1,147,687,680	–	1,556,282,443	–	2,703,970,123
PRÉ-SAL PETRÓLEO S.A.	327,688,819	[A]	–	–	–	–	–	327,688,819
RECEITA FEDERAL DO BRASIL	–		656,740,954	–	–	–	–	656,740,954
Total	327,688,819		656,740,954	1,147,687,680	9,540,351	1,556,282,443	–	3,697,940,247

Project report (in USD)
	Production entitlements		Taxes	Royalties	Bonuses	Fees	Infrastructure improvements	Total
Projects
BASIN EXPLORATION PROJECTS	–		–	–	9,540,351	3,244,993	–	12,785,344
BC-10	–		–	31,254,519	–	1,251,598	–	32,506,117
BIJUPIRA AND SALEMA	–		–	–	–	501,608	–	501,608
BM-S-9, BM-S-9A, BM-S-11, BM-S-11A AND ENTORNO DE SAPINHOÁ	29,716,011	[B]	–	882,483,636	–	1,551,284,244	–	2,463,483,891
LIBRA PSC	297,972,808	[C]	–	233,949,525	–	–	–	531,922,333
Entity level payment
SHELL BRASIL PETROLEO LTDA.	–		656,740,954	–	–	–	–	656,740,954
Total	327,688,819		656,740,954	1,147,687,680	9,540,351	1,556,282,443	–	3,697,940,247

[1]	For the definitions of any terms used in this chart (e.g. activities and payment types), please refer to pages 2-3 of this Report.
[A]	Includes payment in kind of $327,688,819 for 4,585 kboe valuated at market price.
[B]	Includes payment in kind of $29,716,011 for 410 kboe valuated at market price.
[C]	Includes payment in kind of $297,972,808 for 4,175 kboe valuated at market price.

26               Shell Report on Payments to Governments for the year 2024

Colombia

Government report (in USD) [1]
	Production entitlements	Taxes	Royalties	Bonuses	Fees	Infrastructure improvements	Total
Governments
AGENCIA NACIONAL DE HIDROCARBUROS	–	–	–	–	489,880	–	489,880
Total	–	–	–	–	489,880	–	489,880

Project report (in USD)
	Production entitlements	Taxes	Royalties	Bonuses	Fees	Infrastructure improvements	Total
Projects
COLOMBIA EXPLORATION (OPERATED)	–	–	–	–	489,880	–	489,880
Total	–	–	–	–	489,880	–	489,880

[1]	For the definitions of any terms used in this chart (e.g. activities and payment types), please refer to pages 2-3 of this Report.

27               Shell Report on Payments to Governments for the year 2024

Trinidad and Tobago

Government report (in USD) [1]
	Production entitlements	Taxes	Royalties	Bonuses	Fees	Infrastructure improvements	Total
Governments
MINISTRY OF FINANCE	–	561,771	–	–	–	–	561,771
MINISTRY OF ENERGY AND ENERGY INDUSTRIES	362,690,585	–	2,210,566	300,000	13,719,070	–	378,920,221
Total	362,690,585	561,771	2,210,566	300,000	13,719,070	–	379,481,992

Project report (in USD)
	Production entitlements	Taxes	Royalties	Bonuses	Fees	Infrastructure improvements	Total
Projects
BLOCK 5C	84,428,910	–	–	–	1,714,071	–	86,142,981
CENTRAL BLOCK	–	561,771	2,210,566	–	900,921	–	3,673,258
COLIBRI	120,876,414	–	–	–	3,332,208	–	124,208,622
DEEPWATER ATLANTIC AREA	–	–	–	–	537,570	–	537,570
EAST COAST MARINE AREA	99,098,428	–	–	–	2,100,156	–	101,198,584
EXPLORATION	–	–	–	300,000	2,017,530	–	2,317,530
MANATEE	–	–	–	–	847,999	–	847,999
NORTH COAST MARINE AREA 1	58,286,833	–	–	–	2,268,615	–	60,555,448
Total	362,690,585	561,771	2,210,566	300,000	13,719,070	–	379,481,992

[1]	For the definitions of any terms used in this chart (e.g. activities and payment types), please refer to pages 2-3 of this Report.

28               Shell Report on Payments to Governments for the year 2024

Cautionary note

The companies in which Shell plc directly and indirectly owns investments are separate legal entities. In this Report “Shell”, “Shell Group” and “Group” are sometimes used for convenience to reference Shell plc and its subsidiaries in general. Likewise, the words “we”, “us” and “our” are also used to refer to Shell plc and its subsidiaries in general or to those who work for them. These terms are also used where no useful purpose is served by identifying the particular entity or entities. ‘‘Subsidiaries’’, “Shell subsidiaries” and “Shell companies” as used in this Report refer to entities over which Shell plc either directly or indirectly has control. The terms “joint venture”, “joint operations”, “joint arrangements”, and “associates” may also be used to refer to a commercial arrangement in which Shell has a direct or indirect ownership interest with one or more parties. The term “Shell interest” is used for convenience to indicate the direct and/or indirect ownership interest held by Shell in an entity or unincorporated joint arrangement, after exclusion of all third-party interest.

29               Shell Report on Payments to Governments for the year 2024

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